SUEZ LYONNAISE DES EAUX NEWS



Tuesday, October 19, 1999

Suez Lyonnaise des Eaux Extends Nalco Tender Offer

         Paris, France and Naperville, Illinois - Suez Lyonnaise des Eaux (Paris
Bourse: LY), a world leader in private infrastructure services, today announced that it has extended the period for its tender offer for shares of Nalco Chemical Company (NYSE: NLC), a leading provider of water treatment services and products, to 12:00 midnight, New York City time, on Monday, November 8, 1999. The offer by H2O Acquisition Co., a wholly owned subsidiary of Suez Lyonnaise, had previously been scheduled to expire at 12:00 midnight on Tuesday, October 19, 1999.

         Approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 from the U.S. Federal Trade Commission is still pending. Nalco and Suez
Lyonnaise are in the process of responding to a request from the U.S. Federal Trade Commission for additional information and documents. The European Commission granted clearance of the pending acquisition on August 24, 1999.

         At the close of trading in New York on Monday, October 18, 1999, 45,014,081 shares of common stock of Nalco Chemical had been validly tendered in connection with the offer. No shares had been tendered by guaranteed delivery.

         With annual revenues of $32.5 billion, Suez Lyonnaise is a world leader in private infrastructure services, with operations in more than 120 countries. It is a market leader in the water sector, supplying drinking water to 85 million people and providing wastewater services to 57 million people. The three international core business sectors of Suez Lyonnaise are: energy, water, and waste services.

         Based in Naperville, Illinois, outside of Chicago, Nalco Chemical employs 7,000 people of which about 3,600 are engineers and technicians with direct customer contact and 300 are researchers located in five R&D centers.

Contact:       John Ferguson        Graham Jackson      Paul Cholette
               Morrow & Co. for     Nalco Chemical      Nalco Chemical
               Suez Lyonnaise       (630) 305-1365      (630) 305-1147
               (212) 754-8000